

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2024

Naijiang (Eric) Zhou
Chief Financial Officer
Xunlei Ltd
3709 Baishi Road, Nanshan District, Shenzhen, 518000
The People's Republic of China

> **Re: Xunlei Ltd**
> **Form 20-F for the fiscal year ended December 31, 2023**
> **File No. 001-35224**

Dear Naijiang (Eric) Zhou:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2023

Consolidated Financial Statements
Note 2. Summary of significant accounting policies
(k) Goodwill, page F-19

1. We note that there has been a significant decline in your market capitalization over the last several years and that your market capitalization is substantially below your consolidated book value. We also note that you allocate goodwill to the company as a whole so it would appear you only have one reporting unit. Please explain to us how you concluded that your goodwill was not impaired as of December 31, 2023 and address the following:
   - Explain how you considered your market capitalization in determining the estimated fair value of your reporting unit;
   - Discuss how you considered the fact that your market capitalization is below book value in determining that goodwill has not been impaired; and
   - Compare the fair value of your reporting unit as of December 31, 2023, to the company's market capitalization as of the same date and quantify and discuss the underlying reasons for the differences.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chen Chen at 202-551-7351 or Christine Dietz at 202-551-3408 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Haiping Li